News Release

06018449

ZURICH

Zurich announces senior management changes

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, November 8, 2006 – Zurich Financial Services Group (Zurich) announces important personnel changes affecting its Group Executive Committee. The role changes follow the planned retirement of Chief Operating Officer Peter Eckert on February 28, 2007.

Patrick O'Sullivan (57), who currently serves as Group Finance Director, will assume the new positions of Vice Chairman of the Group Management Board and Chief Growth Officer, while Dieter Wemmer (49), who currently is the CEO of Europe General Insurance, will become the Group's Chief Financial Officer. Both announcements are effective March 1, 2007.

Succeeding Dieter Wemmer will be Annette Court (44), who currently leads Royal Bank of Scotland (RBS) Insurance. She will also become a member of Zurich's Group Executive Committee.

New Roles for O'Sullivan and Wemmer: In his new role, Mr. O'Sullivan will have responsibility for driving a growth culture throughout the Group, including managing a newly created Growth Council, identifying and targeting profitable growth opportunities, and assuring alignment of critical business processes with the company's growth targets. In addition, he will oversee the International Businesses Division and Group IT, focusing on both as engines for growth. Finally, the Centre and Other Businesses units will also report to him. Mr. O'Sullivan first joined Zurich as CEO of Eagle Star Insurance Company in 1997, and assumed the Group Finance Director position in December 2002. In turning around Eagle Star Insurance

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Company and subsequently in his Group Finance Director role, Mr. O'Sullivan has been instrumental in creating a shareholder value culture, positioning him well for this new role.

In his new role as CFO, Mr. Wemmer will chair the Group Finance Committee and oversee all aspects of the finance function, including capital management, mergers and acquisitions, actuarial, accounting and Group Treasury. He will also be responsible for overseeing the delivery of the Group's business operating profit targets and driving the Group's operational transformation initiatives. Mr. Wemmer originally joined Zurich in 1986 and has held a variety of actuarial, finance and operational responsibilities, both within Germany and at the Group level. As CEO of Europe General Insurance since October 2004, he has led the division to achieve consistent financial results, and has overseen the introduction of a single pan-European operational platform. In addition, he has instilled a disciplined approach to cost management and strengthened the Group's multi-channel distribution capabilities.

James J. Schiro, Zurich's Chief Executive Officer, said, "having successfully repositioned the Group through a relentless commitment to operational excellence and disciplined execution, today's announcements will now allow us to apply the same determined focus on the next chapters of profitable growth and top tier performance. Patrick's expertise and leadership skills make him uniquely qualified to drive a growth culture throughout the Group, while Dieter's diverse experience and results-driven focus suit him perfectly for ensuring achievement of our financial targets. Together, they signal the leadership strength and depth that Zurich enjoys."

Annette Court to head Europe General Insurance: Ms. Court joins Zurich from Royal Bank of Scotland (RBS) Insurance, where she has been chief executive since September 2003. Ms. Court led the successful acquisition and integration of Churchill Insurance, positioning RBS Insurance as a leading personal lines carrier in the UK. She has also been instrumental in implementing large-scale business processes, driving cost-efficiency and achieving profitable growth, both in the UK and in overseas and European markets.

Prior to assuming her current role, Ms. Court held several operational and managerial positions with RBS's Direct Line Group, and served as a client manager for IBM's insurance and banking sector. She currently serves as a member of the Board of Directors for the Association of British Insurers. Ms. Court holds an engineering degree from Oxford University.

James J. Schiro, Zurich's Chief Executive Officer, commented: "At a time when Zurich is keenly focused on profitable growth, we are extremely excited that someone of Annette's proven abilities will be joining Zurich to lead our European operations. She has demonstrated a keen appreciation for how to grow a profitable book of business, and is well positioned to build on our already solid pan-European platform. She is a welcome addition to the Zurich management team."

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

ZURICH

Note to Editor: additional information and background regarding Peter Eckert's February 2007 retirement will be released early next year.